UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Virtus Investment Partners, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92828Q109

(CUSIP Number)

Bank of Montreal

Neil Puddicombe

100 King Street West, 1 First Canadian Place, 24th Floor

Toronto, Ontario, Canada M5X 1A1

Tel. No.: (416) 867-4683

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92828Q109

1	NAMES OF REPORTING PERSONS Bank of Montreal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, BK

*	The source of funds for acquiring 45,000 shares of Series B Voting Convertible Preferred Stock of the Issuer (“Preferred Stock”) was the working capital of BMO Bankcorp, Inc. (“BMO Bankcorp”), a wholly owned subsidiary of BMO Financial Corp. (“BFC”), which is a wholly owned subsidiary of Bank of Montreal (“BMO”). BMO Bankcorp acquired 378,446 shares of common stock of the Issuer (“Common Stock”) by converting 9,783 shares of the Preferred Stock on August 5, 2010. On November 30, 2011, BMO Bankcorp dissolved and transferred all such Common Stock and Preferred Stock to BFC. BFC acquired 1,349,300 shares of Common Stock by converting the remaining 35,217 shares of Preferred Stock on January 6, 2012. On September 30, 2013, BFC transferred all of its shares of Common Stock (1,727,746 shares) to BMO (US) Lending, LLC (“BMO Lending”), a direct, wholly owned subsidiary of BMO. BMO became the holder of such shares of Common Stock on February 7, 2014, through BMO Lending’s liquidation. On June 4, 2014, BMO transferred all such shares of Common Stock to Bank of Montreal Holding Inc. (“BMO Holding” and, together with BMO, the “Reporting Persons”), a wholly owned subsidiary of BMO. On October 27, 2016, BMO Holding sold to the Issuer all such shares of Common Stock.
**	Includes 150 shares of the Common Stock held in an investment account for clients of BMO Nesbitt Burns Inc., which is an indirect wholly owned subsidiary of BMO.
***	This number does not include 25,346 shares of the Common Stock held by sub-advisers of CTC myCFO, LLC, a wholly owned subsidiary of BFC, in the name of clients of CTC myCFO, LLC.

CUSIP No. 92828Q109

1	NAMES OF REPORTING PERSONS Bank of Montreal Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

*	The source of funds for acquiring 45,000 shares of Preferred Stock was the working capital of BMO Bankcorp, a wholly owned subsidiary of BFC, which is a wholly owned subsidiary of BMO. BMO Bankcorp acquired 378,446 shares of Common Stock by converting 9,783 shares of the Preferred Stock on August 5, 2010. On November 30, 2011, BMO Bankcorp dissolved and transferred all such Common Stock and Preferred Stock to BFC. BFC acquired 1,349,300 shares of Common Stock by converting the remaining 35,217 shares of Preferred Stock on January 6, 2012. On September 30, 2013, BFC transferred all of its shares of Common Stock (1,727,746 shares) to BMO Lending, a direct, wholly owned subsidiary of BMO. BMO became the holder of such shares of Common Stock on February 7, 2014, through BMO Lending’s liquidation. On June 4, 2014, BMO transferred all such shares of Common Stock to BMO Holding, a wholly owned subsidiary of BMO. On October 27, 2016, BMO Holding sold to the Issuer all such shares of Common Stock.
**	Includes 150 shares of the Common Stock held in an investment account for clients of BMO Nesbitt Burns Inc., which is an indirect wholly owned subsidiary of BMO.
***	This number does not include 25,346 shares of the Common Stock held by sub-advisers of CTC myCFO, LLC, a wholly owned subsidiary of BFC, in the name of clients of CTC myCFO, LLC.

Introductory Statement and Explanatory Note

This Fifth Amendment to Schedule 13D (this “Amendment”) is being filed to amend certain information provided in the Schedule 13D filed by the Reporting Persons on January 12, 2009, as amended on August 20, 2010 and further amended on November 15, 2011, January 19, 2012 and June 17, 2016 (the “Original Filing”). Any capitalized term used in this Amendment but not defined herein shall have the meaning given to such term in the Original Filing. This Amendment supplements or amends certain items in the Original Filing as indicated below. Unless otherwise specified, all other information in the Original Filing remains unchanged. This Amendment is the final amendment to the Original Filing and is an exit filing for the Reporting Persons.

Item 1. Security and Issuer

There are no changes to Item 1 of the Original Filing.

Item 2. Identity and Background

This Amendment is being filed by BMO and BMO Holding to provide a new Schedule A listing the following information for each director and executive officer of each Reporting Person: name; residence or business address; present principal occupation or employment; the name and, if other than any Reporting Person, the principal business and address of any corporation or organization in which such employment is conducted; and citizenship.

In addition, the penultimate paragraph of Item 2 in the Original Filing is deleted in its entirety and replaced with the following:

During the last five years, none of the Reporting Persons has and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

There are no changes to Item 3 of the Original Filing.

Item 4. Purpose of Transaction

Item 4 of the Original Filing is hereby supplemented with the following information:

On October 27, 2016, BMO Holding entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Issuer, pursuant to which BMO Holding agreed to sell to the Issuer an aggregate of 1,727,746 shares of Common Stock, at a purchase price of $93.50 per share. The transaction contemplated by the Stock Purchase Agreement (the “Stock Transfer”) was completed on October 27, 2016. As a result of the Stock Transfer, the Reporting Persons do not own any shares of Common Stock for their own account. The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the Stock Purchase Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 4 by reference.

Under the terms of the Investment Agreement, attached as Exhibit 4.01 to the Original Filing, as a result of BMO Holding no longer having beneficial ownership of at least 10% of the outstanding shares of Common Stock, effective as of the completion of the Stock Transfer, the Issuer is no longer required to appoint or recommend to its stockholders at its annual meeting a person nominated by BMO Holding to the board of directors of the Issuer. On October 27, 2016, Catherine M. Roche, the member of the board of directors of the Issuer nominated by BMO Holding, resigned from the board of directors of the Issuer, effective immediately.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby deleted in its entirety and replaced with the following:

(a) The Reporting Persons beneficially own 150 shares of Common Stock held in an investment account for clients of BMO Nesbitt Burns Inc., which is an indirect wholly owned subsidiary of BMO. As a result of the completion of the Stock Transfer, the Reporting Persons do not own any shares of Common Stock for their own account.

(b) The Reporting Persons have the sole power to vote and dispose of 150 shares of Common Stock held in an investment account for clients of BMO Nesbitt Burns Inc., which is an indirect wholly owned subsidiary of BMO. As a result of the completion of the Stock Transfer, the Reporting Persons do not own any shares of Common Stock for their own account.

(c) Under the terms of the Stock Purchase Agreement, on October 27, 2016, BMO Holding sold to the Issuer an aggregate of 1,727,746 shares of Common Stock, at a purchase price of $93.50 per share.

(d) Not applicable.

(e) October 27, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is hereby supplemented with the following information:

On October 27, 2016, BMO Holding and the Issuer entered into the Stock Purchase Agreement, pursuant to which BMO Holding agreed to sell to the Issuer an aggregate of 1,727,746 shares of Common Stock, at a purchase price of $93.50 per share. The Stock Transfer was completed on October 27, 2016. As a result of the Stock Transfer, the Reporting Persons do not own any shares of Common Stock for their own account. The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the Stock Purchase Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 6.03: Stock Purchase Agreement dated October 27, 2016, between Bank of Montreal Holding Inc. and Virtus Investment Partners, Inc.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

BANK OF MONTREAL

The name, address, position, present principal occupation or employment and citizenship of each of the directors and executive officers of Bank of Montreal (“BMO”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship
Jan Babiak	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Corporate Director	American and British

Sophie Brochu	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO, President and Chief Executive Officer of Gaz Métro, a utilities company	Canadian

George A. Cope	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; President and Chief Executive Officer of BCE Inc. and Bell Canada, each a telecommunications company	Canadian

William A. Downe	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director; Chief Executive Officer	American and Canadian

Christine A. Edwards	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Capital Partner, Winston & Strawn LLP, a law firm	American

Martin S. Eichenbaum	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Charles Moskos Professor of Economics at Northwestern University and co-director of the Center for International Economics and Development at Northwestern University	American and Canadian

Ronald Farmer	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies	Canadian

Eric La Flèche	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; President and Chief Executive Officer of Metro Inc., a food retailer and distributor	Canadian

Lorraine Mitchelmore	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Corporate Director	Australian and Canadian

Philip S. Orsino	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Former President and Chief Executive Officer of Jeld-Wen Inc., a building services company	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship
Robert Prichard	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24st Floor Toronto, Ontario, Canada M5X 1A1	Director and Chairman of the Board of Directors of BMO; Non-executive Chair of Torys LLP, a Canadian law firm	British and Canadian

Don M. Wilson III	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Corporate Director	American

Jean-Michel Ares	100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Chief Technology and Operations Officer	American and Canadian

Christopher B. Begy	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	US Country Head; Chief Executive Officer, BMO Financial Corp.	Canadian

Dave Casper	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Group Head, U.S. Retail and Business Banking	American

Alex Dousmanis-Curtis	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Group Head, Commercial Banking; President & Chief Executive Officer, BMO Harris Bank N.A.	American

Simon Fish	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	General Counsel	British and Canadian

Thomas E. Flynn	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Financial Officer	Canadian

Cameron M. Fowler	c/o Bank of Montreal 55 Bloor Street West, 3rd Floor Toronto, Ontario, Canada M4W 3N5	Group Head, Canadian Personal and Commercial Banking	British and Canadian

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 37th Floor Toronto, Ontario, Canada M5X 1A1	Group Head, Wealth Management	Canadian

Surjit Rajpal	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Risk Officer	American and Canadian

Richard Rudderham	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Human Resources Officer	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship
Catherine Roche	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Head, Office of Strategic Management	Canadian

Franklin J. Techar	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Operating Officer	American and Canadian

Darryl White	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Group Head, BMO Capital Markets	Canadian

Connie Stefankiewicz	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Marketing Officer	Canadian

DIRECTORS AND EXECUTIVE OFFICERS OF

BANK OF MONTREAL HOLDING INC.

The name, address, position, present principal occupation or employment and citizenship of each of the directors and executive officers of Bank of Montreal Holding Inc. (“BMO Holding”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship
Aaron Melvyn Chester Engen	Eighth Avenue Place 525 Eighth Avenue SW, 9th Floor Calgary, Alberta, Canada T2P 1G1	Director and Secretary, BMO Holding; Managing Director and Co-Head Power and Energy Infrastructure, BMO Financial Group	Canadian

Shane Cameron Fildes	Eighth Avenue Place 525 Eighth Avenue SW, 9th Floor Calgary, Alberta, Canada T2P 1G1	Director and President, BMO Holding; Managing Director, Investment & Corporate Banking and Global Head – Energy Group, BMO Capital Markets	Canadian

Bernadette Murphy	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 10th Floor Toronto, Ontario, Canada M5X 1A1	Director and Vice President, BMO Holding; Senior Vice President Finance, BMO Financial Group	American and Irish

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2016

Bank of Montreal

/s/ Barbara Muir
Signature

Barbara Muir
Corporate Secretary

Bank of Montreal Holding Inc.

/s/ Bernadette Murphy
Signature

Bernadette Murphy
Vice President